Exhibit 99.1

Press Release

Eltek Ltd. Reports 2022 Third Quarter Financial Results

Petach Tikva, Israel (November 16, 2022) Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), today announced its financial results for the quarter ended September 30, 2022.

Third Quarter 2022 Highlights

◾	Revenues were $10.3 million

◾	Operating profit was $1.1 million

◾	Profit before tax was $1.2 million.

◾	Net profit was $1.0 million or $0.17 per fully diluted share

◾	Net cash provided by operating activities amounted to $1.7 million

“Revenues in the third quarter of 2022 amounted to $10.3 million. This result is in line with the Company's policy to increase production capacity in order to support higher revenues and net income. We estimate that this trend will continue as we will progress in the first phase of our investment program during the years 2023 and 2024. Our backlog continues to be strong as we are benefiting from the growing demand for high-end products, especially in the defense and medical sectors. We believe that this trend of strong demand for high technology products will continue,” said Eli Yaffe, CEO of Eltek.

"In the operational area, we continue to carry out optimization procedures in the production lines and are continuing our efforts to absorb and train new employees. We increased our number of employees by 18% since the beginning of the year. During the quarter, we managed the successful installation and operation of three brand new production machines and during Q4 2022 we will install two additional machines," continued Mr. Yaffe.

“The net profit in the quarter amounted to $1 million, most of which was achieved from current activity, without a material impact from financing income as was the case in the previous quarter," concluded Mr. Yaffe.

Third Quarter 2022 GAAP Financial Results

Revenues for the third quarter of 2022 were $10.3 million, compared to $8.0 million in the third quarter of 2021;

Gross profit for the third quarter of 2022 was $2.4 million (23% of revenues) compared to $1.4 (18% of revenues) in the third quarter of 2021;

Operating profit for the third quarter of 2022 was $1.1 million compared to operating profit of $0.1 million in the third quarter of 2021;

Profit before income tax for the third quarter of 2022 was $1.2 million compared to $0 million in the third quarter of 2021;

Net profit for the third quarter of 2022 was $1.0 million or $0.17 per fully diluted share compared to net profit of $0 million or $0.00  per fully diluted share in the third quarter of 2021;

Third Quarter 2022 Non-GAAP Financial Results

EBITDA for the third quarter of 2022 was a $1.4 million (14% of revenues) compared to EBITDA of $0.6 million (8% of revenues) in the third quarter of 2021;

First Nine Months 2022 GAAP Financial Results

Revenues for the first nine months of 2022 were $29.2 million compared to $24.3 million in the first nine months of 2021;

Gross profit for the first nine months of 2022 was $6.1 million (21% of revenues) compared to $4.9 million (20% of revenues) in the first nine months of 2021;

Operating profit for the first nine months of 2022 was $2.1 million compared to operating profit of $1.3 million in the first nine months of 2021;

Financial income for the first nine months of 2022 was $0.8 million compared to financial expense of $0.1 million in the first nine months of 2021. Financial income, which was primarily generated in the second quarter of 2022,  resulted from the erosion of the NIS against the US dollar.

Profit before income tax for the first nine months of 2022 was $2.9 million compared to $1.3 million in the first nine months of 2021;

Net profit for the first nine months of 2022 was $2.4 million or $0.41per fully diluted share compared to net profit of $1.2 million or $0.20 per fully diluted share in the first nine months of 2021;

First Nine Months 2022 Non-GAAP Financial Results

EBITDA for the first nine months of 2022 was a $3.3 million (11% of revenues) compared to EBITDA of $2.7 million (11% of revenues) in the first nine months of 2021;

Conference Call

Today, Wednesday, November 16, 2022, at 8:30am Eastern Time (15:30pm Israel Time, 5:30am Pacific Time), Eltek will conduct a conference call to discuss the results. The call will feature remarks by Eli Yaffe, Chief Executive Officer and Ron Freund, Chief Financial Officer.

To participate, please call the following teleconference numbers. Please allow for additional time to connect prior to the call:

United States:	1-866-860-9642
Israel:	03-918-0691
International:	+972-3-918-0691

To Access a Replay of the Call

A replay of the call will be available for 30 days on the Investor Info section on Eltek’s corporate website at http://www.nisteceltek.com approximately 24 hours after the conference call is completed.

About Eltek

Eltek – ”Innovation Across the Board”, is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is an Israeli leading company in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiary in North America and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com

Forward Looking Statement

Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties including, but not limited to expected results in future quarters, the impact of the Coronavirus on the economy and our operations, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission. Any forward-looking statements set forth in this press release speak only as of the date of this press release. The information found on our website is not incorporated by reference into this press release and is included for reference purposes only.

About our Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures, including EBITDA. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table below.

Investor Contact

Ron Freund
Chief Financial Officer
Investor-Contact@nisteceltek.com
+972-3-939-5023

(Tables follow)

Eltek Ltd.
Consolidated Statements of Income
(Unaudited, in thousands US$, except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021

Revenues	10,327	7,965	29,171	24,302
Costs of revenues	(7,908)	(6,555)	(23,113)	(19,361)

Gross profit	2,419	1,410	6,058	4,941

Selling, general and administrative expenses	(1,261)	(1,228)	(3,859)	(3,560)
R&D expenses, net	(33)	(45)	(77)	(55)

Operating profit	1,125	137	2,122	1,326

Financial income (expenses), net	55	(121)	787	(101)
Other income (loss), net	-	44	-	42

Profit before income tax	1,180	60	2,909	1,267

Tax expenses	176	14	520	64

Net Profit	1,004	46	2,389	1,203

Earnings per share:
Basic and diluted net profit per ordinary share	0.17	-	0.41	0.20

Weighted average number of ordinary shares used to compute
basic net profit per ordinary share (in thousands)	5,850	5,840	5,846	5,840

Weighted average number of ordinary shares used to compute
diluted net profit per ordinary share (in thousands)	5,850	5,840	5,846	5,871

Eltek Ltd.
Consolidated Balance Sheets
(Unaudited, in thousands US$)

	September 30,	December 31,
	2022	2021

Assets

Current assets:
Cash and cash equivalents	7,847	9,283
Receivables: Trade, net of provision for doubtful accounts	9,651	7,021
Other	502	798
Inventories	4,635	4,893
Prepaid expenses	320	586

Total current assets	22,955	22,581

Long term assets:
Restricted deposits	200	226
Severance pay fund	58	66
Deferred tax assets and long term tax receivables, net	2,629	3,563
Operating lease right of use assets	7,789	8,979
Total long term assets	10,676	12,834

Fixed assets, less accumulated depreciation	7,495	7,368

Total Assets	41,126	42,783

Liabilities and Shareholder's equity

Current liabilities:
Short-term credit and current maturities of long-term debts	720	708
Accounts payable: Trade	4,469	4,044
Other	3,706	3,577
Short-term operating lease liabilities	856	931

Total current liabilities	9,751	9,260

Long-term liabilities:
Long term debt, excluding current maturities	2,896	3,921
Employee severance benefits	313	344
Long-term operating lease liabilities	7,062	8,186

Total long-term liabilities	10,271	12,451

Shareholders' equity:
Ordinary shares, NIS 3.0 par value authorized 10,000,000 shares, issued and outstanding 5,849,678 at June 30, 2022 and 5,840,357 at December 31, 2021	5,305	5,296
Additional paid-in capital	22,862	22,846
Cumulative foreign currency translation adjustments	1,146	3,716
Capital reserve	1,475	1,287
Accumulated deficit	(9,684)	(12,073)
Total shareholders' equity	21,104	21,072
Total liabilities and shareholders' equity	41,126	42,783

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
(In thousands US$)

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021

GAAP net Income	1,004	46	2,389	1,203
Add back items:

Financial expenses (income), net	(55)	121	(787)	101
Income tax expenses	176	14	520	64
Depreciation and amortization	325	444	1,205	1,330
Non-GAAP EBITDA	1,450	625	3,327	2,698

Eltek Ltd.
Consolidated Statements of  Cash Flows
(Unaudited, in thousands US$)

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021

Cash flows from operating activities:

Net Income	1,004	46	2,389	1,203
Adjustments to reconcile net income to net cash flows
provided by operating activities:
Depreciation and amortization	325	445	1,205	1,331
Stock-based compensation	71	55	188	127
Decrease in deferred tax assets and long term tax receivable	170	6	499	22
	566	506	1,892	1,480

Decrease (increase) in operating lease right-of-use assets	12	17	8	41
Decrease (increase) in trade receivables	(1,208)	1,015	(3,488)	2,560
Decrease (increase) in other receivables and prepaid expenses	311	48	393	143
Decrease (increase) in inventories	382	(275)	(340)	(525)
Increase (decrease) in trade payables	371	(464)	1,143	(875)
Increase (decrease) in other liabilities and accrued expenses	277	(300)	566	(579)
Increase (decrease) in employee severance benefits, net	11	5	11	(5)
	156	46	(1,707)	760

Net cash provided by operating activities	1,726	598	2,574	3,443

Cash flows from investing activities:
Purchase of fixed assets	(1,841)	(824)	(2,456)	(1,362)
Restricted deposits	-	(2)	(2)	(156)
Net cash used in investing activities	(1,841)	(826)	(2,458)	(1,518)

Cash flows from financing activities:
Short- term bank credit, net	-	-	-	(377)
Exercise of options	-	-	25	-
Repayment of long-term loans from bank	(181)	(111)	(432)	(188)
Proceeds from long-term loans	-	-	-	3,062
Repayment of credit from fixed asset payables	(3)	-	(10)	(285)
Net cash provided by (used in) financing activities	(184)	(111)	(417)	2,212

Effect of translation adjustments	(100)	55	(1,135)	13

Net increase (decrease) in cash and cash equivalents	(399)	(284)	(1,436)	4,150

Cash and cash equivalents at the beginning of the period	8,246	9,169	9,283	4,735

Cash and cash equivalents at the end of the period	7,847	8,885	7,847	8,885